SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company)

THE HILLSHIRE BRANDS COMPANY

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

432589109

(CUSIP Number of Class of Securities)

Kent B. Magill, Esq.

Executive Vice President, General Counsel and Corporate Secretary

The Hillshire Brands Company

400 South Jefferson Street

Chicago, Illinois 60607

(312) 614-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Rodd M. Schreiber, Esq.

Michael A. Civale, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by The Hillshire Brands Company, a Maryland corporation, with the Securities and Exchange Commission on July 16, 2014 (as originally filed, the “Schedule 14D-9” and as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as noted below, no changes are being made to the Schedule 14D-9. All page references below are to the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

Item 2 is hereby amended as set forth below.

The last sentence in the second paragraph in the section entitled “Tender Offer” on page 1 is amended and restated in its entirety as follows:

“The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.”

The fourth paragraph in the section entitled “Tender Offer” on page 2 is amended and restated in its entirety as follows:

“The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of August 12, 2014 (the “Initial Expiration Time”). Pursuant to the Merger Agreement, under the circumstances described below in Item 8 under “United States Antitrust Clearance; Extension of the Offer”, the Offer was extended to expire at 12:00 midnight, New York City time, at the end of August 19, 2014, unless extended further under the circumstances set forth in the Merger Agreement.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended as set forth below.

The last paragraph in the section entitled “Arrangements with Current Executive Officers and Directors of the Company—Indemnification of Directors and Officers; Limitation on Liability of Directors” on page 14 is amended and restated in its entirety as follows:

“Effective upon the Acceptance Time, under the Merger Agreement Tyson shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of (i) the total number of directors on the Board (determined after giving effect to the directors elected in connection with the right summarized in this sentence) multiplied by (ii) the quotient obtained by dividing the aggregate number of Shares beneficially owned by Tyson and Offeror or their respective affiliates at such time by the total number of Shares then outstanding, and the Company shall promptly take all actions reasonably necessary to cause Tyson’s designees (the “Designees”) to be so elected, including, if necessary, by increasing the size of the Board and/or obtaining the resignations of one or more existing directors.

Not less than 10 days prior to the day any of the Designees takes office as a director (or such shorter period as the SEC may authorize), Hillshire will file with the SEC and deliver to stockholders an information statement containing the information required under Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended. The Merger Agreement required that the information statement be delivered with Hillshire Brands’ Schedule 14D-9. Further, pursuant to a waiver provided by Tyson to Hillshire Brands on July 15, 2014, as amended on August 12, 2014, Tyson waived Hillshire Brands’ obligation to deliver the information statement with the Schedule 14D-9. Instead, the parties agreed that Hillshire Brands would deliver a draft form of the information statement by not later than the Acceptance Time, or, if requested by Tyson, a final form of the information statement (subject to any information to be provided by Tyson with respect to it and its officers, directors and affiliates that is otherwise required in an information statement under Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Required Information”)) as promptly as practicable following such request. Subject to the preceding sentence, upon Tyson’s request and delivery of the Required Information, Hillshire Brands is to deliver the information statement as promptly as practicable to Hillshire Brands’ stockholders.

If Tyson shall have so requested delivery of the information statement, the Company shall, upon request of Tyson, following the period required under Rule 14f-1, also cause the Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar governing body) of each Company subsidiary and (iii) each committee (or similar body) of each such board of directors. Following the election or appointment of the Designees, the approval of a majority of the directors of the Company in office prior to the appointment of the Designees will be required to authorize certain matters related to the Merger Agreement.”

Item 8.	Additional Information

Item 8 is hereby amended as set forth below.

The following section is added on page 46 immediately following the section entitled “Golden Parachute Compensation”:

“New Management Arrangements

After the commencement of the Offer, Tyson began preliminary discussions with certain executive officers of the Company, including certain of the Company’s “named executive officers,” regarding potential retention agreements, and may enter into definitive agreements with them regarding their employment and related compensation and benefits, in each case, on a going-forward basis following the consummation of the Offer. No such agreements have been entered into as of the date of this Statement, and there can be no assurances that agreement on the terms of any such agreements will be reached with any of these executives in the future.”

The section entitled “United States Antitrust Clearance” on page 49 is amended and restated in its entirety as follows:

“United States Antitrust Clearance; Extension of the Offer

Under the Hart-Scott-Rodino Act (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Both parties made such HSR Act filings on July 28, 2014. The waiting period applicable to the purchase of Shares pursuant to the Offer was scheduled to expire at 11:59 p.m., New York City time, on the 15th calendar day from the time of Tyson’s filing of the Notification and Report Form, unless terminated earlier by the DOJ or the FTC or extended by a request for additional information or documentary material (a “Second Request”) relevant to the Offer by the DOJ or the FTC. On August 12, 2014, the Company received a Second Request from the DOJ. The Company understands that Tyson also received a Second Request from the DOJ on August 12, 2014. The effect of the Second Requests is to extend the waiting period imposed by the HSR Act until 11:59 p.m., New York City time, 10 calendar days after Tyson’s substantial compliance with its Second Request. Thereafter, such waiting period can be extended only by court order or consent of Tyson.

Pursuant to the Merger Agreement, subject to the terms and conditions therein, if at any scheduled Expiration Time any of the conditions to the Offer set forth in the Merger Agreement have not been satisfied or waived, Tyson is obligated to extend the Offer for an additional period of up to five Business Days per extension (or such longer period as Tyson, Offeror and the Company may agree) until the date on which such condition is satisfied or waived and the Offer is consummated. Because expiration or early termination of the waiting period under the HSR Act is a condition to the Offer and would not be satisfied or waived at the Initial Expiration Time as a result of the Second Requests, Tyson is obligated to extend the Offer beyond Initial Expiration Time for an additional period of up to five Business Days per extension or for such longer period as agreed upon by Tyson, Offeror and the Company until the date on which such condition is satisfied. Consequently, Tyson extended the Offer to expire at 12:00 midnight, New York City time, at the end of August 19, 2014, unless extended further under the circumstances set forth in the Merger Agreement.

Tyson and the Company issued a joint press release announcing receipt of the Second Requests and the extension of the Offer beyond the Initial Expiration Time on August 12, 2014, a copy of which is filed as Exhibit (a)(16) hereto and which is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 is hereby amended by adding the following exhibit to the exhibit index that begins on page 51:

(a)(16)	Joint Press Release of Tyson and Hillshire, dated August 12, 2014 (incorporated by reference to Exhibit (a)(5)(xxvi) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HILLSHIRE BRANDS COMPANY

By:	/s/ Kent B. Magill
Name:	Kent B. Magill
Title:	Executive Vice President, General
Counsel and Corporate Secretary

Dated: August 12, 2014

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